UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C 2049

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

July 25, 2025

(date of earliest event reported)

For

HOUSE HACK, INC.

A Wyoming Corporation	I.R.S. E.I.N. 88-3438856

8164 Platinum Street
Ventura, CA 93004

IR@HouseHack.com

(805) 888-0846

Item 9. Other Events

On July 28, 2025, Kevin Paffrath, the Founder, Chief Executive Officer, President, and Chairman of the Board of Directors, released a video commentary about the Company’s 2Q status and plans. The Company reports 100% occupancy for July with no delinquent tenants. The Company provides that it is EBITDA profitable for Q2 2025 and full financials for the half-year will be released by September 28, 2025, as required. The firm notes a reduction in G&A expenses (more below) and increase in research and development expenses. The Board recently held a board meeting and authorized an increase in R&D spend to help the Company launch its internal “wedge finder AI” as a software product that other real estate agents, investors, and consumers can access. The Company does not have visibility into whether the venture will be profitable and the Board has reserved the right to modify the AI strategy at any point as it observes the potential success (or lack thereof) of the AI launch. The Company may launch a beta version of its SaaS AI product in Q4 2025, with a wider release hoped for in 2026. The CEO’s video also provides an update on current ADU and land development as well as plans to further acquire real estate as soon as September 2025 (Q3 / Q4). The video commentary was furnished on the @MeetKevin and @househackhomes account on YouTube.com and can be found at the following URL: https://www.youtube.com/watch?v=Gm38ecloq7U (“The Housing Market is Flipping My Startup!”).

The Company may choose to close its current fundraise in September 2025 or soon thereafter, following the Federal Reserve’s rate decision, depending on the decision and AI progress. The Board has stated market interest rates and AI progress will dictate when the Company ends its 5% convertible bond round.

House Hack continues to post updates in at least three (3) primary locations online. These locations are open to the public and accessible with no fee. Bondholders, shareholders, and prospective investors are encouraged to subscribe to/follow these accounts/web pages for future Company updates and announcements as material communications and notices regarding the Company’s ongoing operations may be posted here in lieu of other forms of correspondence as permitted or required by applicable laws and regulations.

The 3 Primary Locations Are:

1.       The HouseHack Webpage (www.househack.com);

2.       The HouseHack YouTube Channel (www.youtube.com/@HouseHackhomes); and

3.       The HouseHack X.com Account (www.x.com/@HouseHackhomes).

Secondary Locations, where the CEO sometimes mentions updates or commentary, which may or may not be material, include:

1.       The Meet Kevin YouTube Channel (www.youtube.com/@meetkevin);

2.       The Meet Kevin Market Live YouTube Channel (www.youtube.com/@meetkevinlive);

3.       The Meet Kevin Discord (https://meetkevin.com/discord); and

4.       The Meet Kevin Course-Member Livestreams (https://meetkevin.com).

Item 7. Departure of Certain Officers

On July 25, 2025, House Hack, Inc. (“House Hack” or the “Company”) terminated the employment of Kenneth Traynham, who was serving the Company as Chief Legal Officer, Treasurer, and Secretary. Kevin Paffrath has taken over the role of Treasurer and Secretary and the Company intends to outsource legal support, as needed. The Company indicated AI efficiencies within the company’s operating structure and low legal workload did not support the need for a full-time, in-house attorney. The cost savings for this role will likely be between $250,000 and $300,000 annually, subject to the extent of outsourcing costs, as needed. Kevin Paffrath, CEO, will take over the role of Treasurer and Secretary without additional compensation.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

House Hack, Inc.

(Exact name of issuer as specified in its charter)

By:	/s/ Kevin Paffrath
Chief Executive Officer and President
Chairman of the Board of Directors
July 31, 2025